McGuireWoods LLP

800 East Canal Street

Richmond, Virginia 23219

May 5, 2020

VIA EDGAR AND OVERNIGHT COURIER

Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-7010

Re:	Amendment No. 3 to Registration Statement on Form S-1 (“Amendment No. 3”)

Filed April 13, 2020

File No. 333-235539

Ladies and Gentlemen:

On behalf of HG Holdings, Inc. (“HG Holdings” or the “Company”), we hereby submit the response of the Company to the comments set forth in the comment letter of the staff of the Division of Corporation Finance (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”) dated May 4, 2020 (the “Comment Letter”) relating to the above-referenced Amendment No. 3. We have revised the Registration Statement on Form S-1 in response to the Staff’s comments and are filing concurrently with this letter Amendment No. 4 (“Amendment No. 4”) to the Registration Statement on Form S-1 (as previously amended by Amendment Nos. 1, 2, and 3, and as further amended by Amendment No. 4, the “Registration Statement”), which reflects these revisions and general updates. In connection with this letter and the filing of Amendment No. 4, we are sending to the Staff, by overnight courier, four courtesy copies of Amendment No. 4 marked to show changes from Amendment No. 3 as filed on April 13, 2020, and four clean courtesy copies of Amendment No. 4.

For your convenience, the numbered paragraphs of this letter correspond to the numbered paragraphs of the Comment Letter. To assist your review, we have retyped below (in bold) the headers from the Comment Letter and the text of the Staff’s comments. The responses and information below are based upon information provided to us by HG Holdings.

Form S-1 filed on April 13, 2020

Unaudited Pro Forma Financial Statements, page 4

1.     We note your response to our prior comment 2. Regulation S-X requires completed or probable transactions that would be material to investors be reflected in pro forma financial information as well as events or transactions directly attributable to the completed or probable transactions. Please revise your pro forma financial information to reflect your additional investments in HC Realty and those transactions directly attributable to the additional investments.

The Company has revised the pro forma financial information in Amendment No. 4 to reflect its additional investments in HC Realty and related transactions.

As noted in our letter dated April 30, 2020, the Company has revised the risk factor relating to the Investment Company Act of 1940 beginning on page 14 of the prospectus included as part of Amendment No. 4 to reflect the comments received from the Staff of the Division of Investment. In its Quarterly Report on Form 10-Q for the quarter ended March 31, 2020, the Company will include revised risk factors including the revised risk factor relating to the Investment Company Act of 1940 in Amendment No. 4.

We thank you for your assistance in this matter. Please do not hesitate to call me at (804) 775-1031, or my colleague, David Rivard at (804) 775-1161, with any questions or further comments you may have regarding this letter or if you wish to discuss our responses to the Comment Letter.

Very truly yours,

/s/ David W. Robertson

David W. Robertson

cc:	Steven A. Hale II

Bradley G. Garner